UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

_____________________

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation

Investment Savings Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation

3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2013	10

Signatures	11

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 9, 2014

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments at fair value:
Money market fund	$6,375	$141,568
Collective fund	1,853,276	--
Mutual funds	55,648,167	25,113
American Woodmark Corporation Stock Fund:
Money market fund	502,201	399,141
Common stock – American Woodmark Corporation	29,726,362	20,449,953
Total investments, at fair value	87,736,381	21,015,775

Receivables:
Due from broker	--	45,877,108
Employer’s contributions	454,661	632,999
Participants’ contributions	82,108	34,276
Notes receivable from participants	2,278,892	2,185,921
Interest receivable	--	4,288
Total receivables	2,815,661	48,734,592

Total assets	90,552,042	69,750,367

LIABILITY
Excess contributions payable	--	168,896

Net assets available for benefits	$90,552,042	$69,581,471

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$15,925,125	$15,487,994
Interest and dividends	1,122,051	1,075,972
Interest on notes receivable from participants	113,506	116,798
Total investment income	17,160,682	16,680,764

CONTRIBUTIONS
Participants’ contributions	4,981,494	3,888,884
Rollovers	506,156	--
Employer’s contributions	3,439,475	2,044,590
Total contributions	8,927,125	5,933,474

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	(4,972,659)	(14,035,744)
Administrative expenses	(144,577)	(192,312)
Total deductions	(5,117,236)	(14,228,056)

Net increase in net assets available for benefits	20,970,571	8,386,182

Net assets available for benefits at beginning of year	69,581,471	61,195,289

Net assets available for benefits at end of year	$90,552,042	$69,581,471

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. Employees hired after December 31, 2012 who are eligible participants are automatically enrolled on the first day following the completion of five consecutive months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The trustee of the Plan is Wilmington Trust.

(b)	Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $17,500 for the year ended December 31, 2013 and $17,000 for the year ended December 31, 2012. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch‑up contribution up to the limit imposed by law. The catch‑up limit for 2013 and 2012 was $5,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.

The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation.  Prior to May 1, 2012 the Corporation matched up to 50% up to the first 4% of the participant’s annual compensation.  All matching contributions by the Corporation are made in the Corporation’s common stock.

The Corporation also makes profit sharing contributions to each participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees.  Prior to May 1, 2012 profit sharing contributions were equal to 3% of the Corporation’s net income for the fiscal year divided by the number of eligible employees.  These contributions may be made in the form of the Corporation’s common stock or cash.    Profit sharing contributions made in 2013 and 2012 were $292,755 and $0, respectively.  Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2013 or 2012.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan.  At December 31, 2013 and 2012, the balance of forfeited nonvested accounts was $462 and $0, respectively.  In 2013 and 2012, employer

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

contributions were reduced by $103,215 and $16,380 and Plan expenses were reduced by $0 and $18,288, respectively, from forfeited nonvested accounts.

(d)	Vesting

Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon. Prior to January 1, 2013 participants vested at 25% per year in the portion of their account representing the Corporation’s matching contributions plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time.  The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump‑sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan.  The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund).  The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund at any time.

(i)	Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock, and prior to January 1, 2013 the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

(2)	Summary of Significant Accounting Policies Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year.  The collective funds are valued by applying each plan’s ownership percentage in the fund to the fund’s net assets at fair value at the valuation date.  Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.

In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade‑date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex‑dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Fair Value Measurements

The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement.  These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.

Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market fund	$6,375	$--	$--	$6,375
Collective fund	--	1,853,276	--	1,853,276
Mutual funds:
Intermediate Bond	993,387	--	--	993,387
Small Value	708,848	--	--	708,848
Small Growth	739,187	--	--	739,187
Large Value	384,010	--	--	384,010
Large Growth	810,898	--	--	810,898
International	796,388	--	--	796,388
Emerging Markets	364,784	--	--	364,784
Global Bond	179,606	--	--	179,606
LifeCycle	49,205,152	--	--	49,205,152
Specialty – REIT	165,309	--	--	165,309
Market CRSP	1,300,598	--	--	1,300,598
Total mutual funds	55,648,167	--	--	55,648,167
American Woodmark Corporation stock fund:
Money market fund	--	502,201	--	502,201
American Woodmark Corporation common stock	--	29,726,362	--	29,726,362
Total American Woodmark Corporation stock fund	--	30,228,563	--	30,228,563
Total assets at fair value	$55,654,542	$32,081,839	$--	$87,736,381

	Fair Value Measurements as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market fund	$141,568	$--	$--	$141,568
Mutual funds:
Intermediate Bond funds	14,136	--	--	14,136
Balanced funds	10,977	--	--	10,977
Total mutual funds	25,113	--	--	25,113
American Woodmark Corporation stock fund:
Money market fund	--	399,141	--	399,141
American Woodmark Corporation common stock	--	20,449,953	--	20,449,953
Total American Woodmark Corporation stock fund	--	20,849,094	--	20,849,094
Total assets at fair value	$166,681	$20,849,094	$--	$21,015,775

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2013	2012
American Woodmark Corporation common stock	$29,726,362	$20,449,953
Vanguard Target Retirement 2025	10,518,875	--
Vanguard Target Retirement 2030	9,987,408	--
Vanguard Target Retirement 2020	8,586,740	--
Vanguard Target Retirement 2035	5,575,242	--
Vanguard Target Retirement 2015	5,294,332	--

During the years ended December 31, 2013 and 2012, the Plan’s investments purchased, sold, as well as held during the year appreciated in fair value as follows:

	December 31,
	2013	2012
American Woodmark Corporation common stock	$8,962,992	$11,154,587
Mutual funds	6,962,133	4,333,407
	$15,925,125	$15,487,994

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$90,552,042	$69,581,471
Less amounts allocated to withdrawing participants	(344,377)	(384,359)
Net assets available for benefits per the Form 5500	$90,207,665	$69,197,112

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Benefits paid to participant per the financial statements	$4,972,659	$14,035,744
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	344,377	384,359
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(384,359)	(458,615)
Benefits paid to participants per the Form 5500	$4,932,677	$13,961,488

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(6)	Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation.  Transactions involving these investments are considered to be party-in-interest transactions.  During 2013 and 2012, the Plan received no dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(7)	Federal Income Taxes

The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code  (IRC). The Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77.  The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code.  Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	406,847	$406,847
*Wilmington Funds	Wilmington Prime Money Market	101,729 shares of money market fund, pays interest at 0.02%	101,729
	Total	508,576	508,576
*Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	109,646	1,853,276

Mutual Funds:
Vanguard Funds	Vanguard Target Retirement 2060	2,036	54,438
Vanguard Funds	Vanguard Reit Index	6,761	165,309
Legg Mason Funds	Legg Mason Global Asset Management Trust	16,523	179,606
Vanguard Funds	Vanguard Target Retirement 2055	6,709	203,622
Vanguard Funds	Vanguard Target Retirement 2010	8,486	217,250
American Funds	EuroPacific Growth	5,645	276,786
Vanguard Funds	Vanguard Target Retire Income	23,284	291,055
Oppenheimer Funds	Oppenheimer Developing Markets	9,712	364,784
Blackrock Funds	Blackrock Equity Dividend	15,829	384,010
Pimco Funds	Pimco Total Return	44,165	472,120
Vanguard Funds	Vanguard Total International Stock	15,464	519,602
Vanguard Funds	Vanguard Total Bond Market	49,362	521,267
Fidelity Funds	Fidelity Small Cap Value	35,372	708,848
Vanguard Funds	Vanguard Small Cap Growth	17,198	739,187
JP Morgan funds	JP Morgan Large Cap Growth	25,364	810,898
Vanguard Funds	Vanguard Target Retirement 2050	37,385	1,053,889
Vanguard Funds	Vanguard Total Stock Market Retirement 2045	28,864	1,300,598
Vanguard Funds	Vanguard Target Retirement 2045	176,695	3,138,106
Vanguard Funds	Vanguard Target Retirement 2040	151,278	4,284,195
Vanguard Funds	Vanguard Target Retirement 2015	358,452	5,294,332
Vanguard Funds	Vanguard Target Retirement 2035	328,342	5,575,242
Vanguard Funds	Vanguard Target Retirement 2020	316,737	8,586,740
Vanguard Funds	Vanguard Target Retirement 2030	361,339	9,987,408
Vanguard Funds	Vanguard Target Retirement 2025	667,865	10,518,875
	Total	2,708,867	55,648,167

*American Woodmark Corporation	Common Stock	751,995	29,726,362

	Notes receivable from participants	Rates of interest ranging from 5.25% to 6.00%	2,278,892

	Total		$90,015,273
* Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 9, 2014	By: _/s/ Glenn E. Eanes___________________________
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)